Exhibit 99.1

PAYSAFE REPORTS FOURTH QUARTER AND FULL YEAR 2024 RESULTS

London, UK – March 4, 2025 – Paysafe Limited (“Paysafe” or the “Company”) (NYSE: PSFE), a leading payments platform, today announced its financial results for the fourth quarter and full year of 2024.

The Company also announced that on February 28, Paysafe closed on its previously announced agreement to sell its direct marketing payment processing business line (“the disposed business”). For additional information, please see the Company's press release on February 11, along with the supplemental materials to this earnings release, available on the investor relations section of Paysafe's website.

Fourth Quarter 2024 Financial Highlights

(Metrics compared to fourth quarter of 2023, unless otherwise noted)

•
Revenue of $420.1 million, increased 1%; increased 2% on a constant currency basis
•
Total Payment Volume of $40.0 billion, increased 12%
•
Net income of $33.5 million, or $0.54 per diluted share, compared to net loss of $12.1 million, or ($0.20) per diluted share
•
Adjusted net income of $29.6 million, or $0.48 per diluted share, compared to $40.9 million, or $0.66 per diluted share
•
Adjusted EBITDA of $103.3 million, decreased 15%; decreased 14% on a constant currency basis
•
Net leverage1 decreased to 4.7x as of December 31, 2024, compared to 5.0x as of December 31, 2023

Full Year 2024 Financial Highlights

(Metrics compared to full year of 2023)

•
Revenue of $1,704.8 million, increased 6%; increased 6% on a constant currency basis
•
Total Payment Volume of $151.7 billion, increased 8%
•
Net income of $22.2 million, or $0.36 per diluted share, compared to net loss of $20.3 million, or ($0.33) per diluted share
•
Adjusted net income of $132.5 million, or $2.14 per diluted share, compared to $143.9 million, or $2.33 per diluted share
•
Adjusted EBITDA of $452.1 million, decreased 1%; decreased 1% on a constant currency basis

Bruce Lowthers, CEO of Paysafe, commented: "We’ve made incredible progress, delivering on our priorities and executing our three-year growth plan. By transforming our business and focusing on the biggest opportunities in the experience economy, we’re positioning Paysafe for long-term, sustainable growth. In 2025 our mission is clear: drive revenue through product innovation, improve sales efficiency, create new partnerships, and scale for better customer and employee experiences. With our foundational turnaround now behind us we are looking forward to our third year of organic revenue growth.”

(1)
Paysafe defines net leverage as net debt (total debt less cash and cash equivalents) divided by the sum of the last twelve months (LTM) Adjusted EBITDA. For the period ended December 31, 2024, total debt was $2,363.5 million and cash and cash equivalents was $216.7 million, and LTM Adjusted EBITDA was $452.1 million. For the period ended December 31, 2023, total debt was $2,501.8 million and cash and cash equivalents was $202.3 million, and LTM Adjusted EBITDA was $458.7 million.

Full Year 2025 Financial Guidance

($ in millions) (unaudited)	Full Year 2025
Revenue	$1,710 - $1,734
Adjusted EBITDA	$463 - $478
Adjusted EPS	$2.21 - $2.51

Paysafe's 2025 outlook reflects reported revenue growth in the range of 0% to 2%, which includes the impact of the disposed business as well as a modest headwind from currency and interest revenue. Paysafe's outlook reflects organic revenue growth in the range of 6.5% to 8.0% and Adjusted EBITDA margin in the range of 27.1% to 27.6%, with Adjusted EBITDA growth in the mid-teens. Paysafe continues to expect to generate strong free cash flow and to reduce leverage, including the Company's goal to achieve 3.5x net leverage by the end of 2026.

Fourth Quarter and Full Year 2024 Summary of Consolidated Results

	Three Months Ended		Year Ended
	December 31,		December 31,
($ in thousands) (unaudited)	2024	2023	2024	2023
Revenue	$420,070	$414,541	$1,704,835	$1,601,138
Gross Profit (excluding depreciation and amortization)	$236,605	$240,959	$989,073	$937,926
Net income / (loss)	$33,511	$(12,129)	$22,160	$(20,251)

Adjusted EBITDA	$103,345	$121,741	$452,054	$458,663
Adjusted net income	$29,563	$40,862	$132,520	$143,888

Fourth Quarter 2024 Results

Paysafe's financial results were significantly impacted by accelerated merchant exits and associated credit losses during the fourth quarter, reflecting the Company's strategic decision to reduce its exposure to direct marketing, a business line within the SMB portfolio of the Merchant Solutions segment. This had an unfavorable impact to fourth quarter reported revenue growth for total Paysafe and the Merchant Solutions segment of approximately 3 percentage-points and 5 percentage-points, respectively.

Total revenue for the fourth quarter of 2024 was $420.1 million, an increase of 1%, compared to $414.5 million in the prior year period. Excluding a $1.8 million headwind from movement in foreign exchange rates, revenue increased 2%. Revenue from the Merchant Solutions segment increased 1%, reflecting double-digit growth in e-commerce as well as modest growth from SMBs, largely offset by a $10.7 million headwind from the disposed business. Revenue from the Digital Wallets segment increased 2% as reported, or 3% on a constant currency basis, supported by product initiatives, which more than offset lower revenue from interest on consumer deposits.

Net income for the fourth quarter of 2024 increased to $33.5 million, compared to a net loss of $12.1 million in the prior year period, reflecting an increase in other income due to a gain on foreign exchange, as well as an income tax benefit of $17.7 million, compared to an income tax expense of $13.4 million in the prior year period, which more than offset a decrease in operating income.

Adjusted net income for the fourth quarter of 2024 decreased to $29.6 million, compared to $40.9 million in the prior year period, largely attributable to the same factors that contributed to the decline in Adjusted EBITDA, partly offset by a decrease in interest expense.

Adjusted EBITDA for the fourth quarter of 2024 was $103.3 million, a decrease of 15%, compared to $121.7 million in the prior year period, largely reflecting the increase in credit losses as described above. Credit losses were $22.7 million in the fourth quarter of 2024, an increase of $15.2 million compared to the prior year period.

The combined headwinds from movements in foreign exchange rates and interest on consumer deposits to fourth quarter revenue and Adjusted EBITDA were $5.2 million and $4.4 million, respectively.

Operating cash flow for the fourth quarter of 2024 was $58.9 million, compared to $61.6 million in the prior year period. Unlevered free cash flow was $70.5 million, compared to $89.6 million in the prior year period.

Full Year 2024 Results

Total revenue for the full year 2024 was $1,704.8 million, an increase of 6% on a reported and constant currency basis, compared to $1,601.1 million in 2023. Revenue from the Merchant Solutions segment increased 9%, including a 1 percentage-point unfavorable impact from the disposed business. Revenue from the Digital Wallets segment increased 4%.

Net income for the full year 2024 increased to $22.2 million, compared to a net loss of $20.3 million in 2023, largely driven by an income tax benefit of $8.1 million, compared to an expense of $40.8 million for 2023, as well as a decrease in interest expense, which was $140.8 million, compared to $151.1 million in 2023, and an increase in other income. This was partially offset by a decline in operating income.

Adjusted net income for the full year 2024 decreased 8% to $132.5 million, compared to $143.9 million in 2023. The decrease in adjusted net income was largely attributable to the same factors that contributed to the decline in Adjusted EBITDA, partly offset by a decrease in interest expense.

Adjusted EBITDA for the full year 2024 was $452.1 million, a decrease of 1%, compared to $458.7 million in 2023, reflecting the impacts from the disposed business and credit losses as described above, which were $46.4 million in 2024, an increase of $25.3 million compared to 2023 credit losses. Additionally, Paysafe made investments in 2024 totaling approximately $29 million to expand its sales capabilities and optimize the portfolio, which drove an increase in selling, general and administrative expenses.

The combined headwinds from movements in foreign exchange rates and interest on consumer deposits to full year revenue and Adjusted EBITDA were approximately $5.9 million and $6.8 million, respectively.

Operating cash flow for full year 2024 increased to $253.8 million, compared to $234.0 million in the prior year. Unlevered free cash flow decreased to $299.6 million, compared to $318.3 million in the prior year.

Balance Sheet

As of December 31, 2024, total cash and cash equivalents were $216.7 million, total debt was $2.4 billion and net debt was $2.1 billion. Compared to December 31, 2023, total debt decreased by $138.3 million, reflecting net repayments of $58.3 million as well as movement in foreign exchange rates.

Summary of Segment Results

	Three Months Ended			Year Ended
	December 31,		YoY	December 31,		YoY
($ in thousands) (unaudited)	2024	2023	change	2024	2023	change
Revenue:
Merchant Solutions	$230,105	$227,280	1%	$957,623	$878,346	9%
Digital Wallets	$194,445	$191,287	2%	$765,505	$734,669	4%
Intersegment	$(4,480)	$(4,026)	11%	$(18,293)	$(11,877)	54%
Total Revenue	$420,070	$414,541	1%	$1,704,835	$1,601,138	6%

Adjusted EBITDA:
Merchant Solutions	$32,516	$56,582	-43%	$190,851	$222,154	-14%
Digital Wallets	$89,219	$82,356	8%	$339,025	$318,706	6%
Corporate	$(18,390)	$(17,197)	7%	$(77,822)	$(82,197)	-5%
Total Adjusted EBITDA	$103,345	$121,741	-15%	$452,054	$458,663	-1%

Paysafe also announced today that it has received unsolicited preliminary non-binding expressions of interest before and after the Bloomberg article on February 6, 2025, concerning takeover interest in the Company.

The Board remains confident in Paysafe’s prospects as a stand-alone company and our ability to continue to create shareholder value. However, in accordance with its fiduciary responsibilities, the Board, with its financial and legal advisors, will consider any proposals that maximize shareholder value.

At this time, the Board has not initiated a sale process and is only reviewing the unsolicited proposals. There is no assurance that any transaction will be consummated. Paysafe does not intend to make any further public comment regarding its consideration of any proposals or indications of interest unless it determines that a disclosure is required by law or otherwise deemed appropriate.

Webcast and Conference Call

Paysafe will host a live webcast to discuss the results today at 8:30 a.m. (ET). The webcast and supplemental information can be accessed on the investor relations section of the Paysafe website at ir.paysafe.com. An archive will be available after the conclusion of the live event and will remain available via the same link for one year.

Time	Tuesday, March 4, 2025, at 8:30 a.m. ET
Webcast	Go to the Investor Relations section of the Paysafe website to listen and view slides
Dial in	877-407-0752 (U.S. toll-free); 201-389-0912 (International)

About Paysafe

Paysafe is a leading payments platform with an extensive track record of serving merchants and consumers in the global entertainment sectors. Its core purpose is to enable businesses and consumers to connect and transact seamlessly through industry-leading capabilities in payment processing, digital wallet, and online cash solutions. With over 25 years of online payment experience, an annualized transactional volume of $152 billion in 2024, and approximately 3,300 employees located in 12+ countries, Paysafe connects businesses and consumers across 260 payment types in 48 currencies around the world. Delivered through an integrated platform, Paysafe solutions are geared toward mobile-initiated transactions, real-time analytics and the convergence between brick-and-mortar and online payments. Further information is available at www.paysafe.com.

Contacts

Media

Crystal Wright

Paysafe

+1 (904) 328-7740

crystal.wright@paysafe.com

Investors

Kirsten Nielsen

Paysafe

+1 (646) 901-3140

kirsten.nielsen@paysafe.com

Forward-looking Statements

This press release includes “forward-looking statements” within the meaning of U.S. federal securities laws. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Paysafe Limited’s (“Paysafe,” “PSFE,” the “Company,” “we,” “us,” or “our”) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “anticipate,” “appear,” “approximate,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “foresee,” “guidance,” “intends,” “likely,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” "will," “would” and variations of such words and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, without limitation, Paysafe’s expectations with respect to future performance.

These forward-looking statements involve significant risks, uncertainties, and events that may cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. While the Company believes its assumptions concerning future events are reasonable, a number of factors could cause actual results to differ materially from those projected, including, but not limited to: cyberattacks and security vulnerabilities; complying with and changes in money laundering regulations, financial services regulations, cryptocurrency regulations, consumer and business privacy and data use regulations or other regulations in Bermuda, the UK, Ireland, Switzerland, the United States, Canada and elsewhere; risks related to our focus on specialized and high-risk verticals; geopolitical events and the economic and other impacts of such geopolitical events and the responses of governments around the world; acts of war and terrorism; the effects of global economic uncertainties, including inflationary pressure and rising interest rates, on consumer and business spending; risks associated with foreign currency exchange rate fluctuations; changes in our relationships with banks, payment card networks, issuers and financial institutions; risk related to processing online payments for merchants and customers engaged in the online gambling and foreign exchange trading sectors; risks related to becoming an unwitting party to fraud or being deemed to be handling proceeds resulting from the criminal activity by customers; the effects of chargebacks, merchant insolvency and consumer deposit settlement risk; changes to our continued financial institution sponsorships; failure to hold, safeguard or account accurately for merchant or customer funds; risks related to the availability, integrity and security of internal and external IT transaction processing systems and services; our ability to manage regulatory and litigation risks, and the outcome of legal and regulatory proceedings; failure of fourth parties to comply with contractual obligations; changes and compliance with payment card network operating rules; substantial and increasingly intense competition worldwide in the global payments industry; risks related to developing and maintaining effective internal controls over financial reporting; managing our growth effectively, including growing our revenue pipeline; any difficulties maintaining a strong and trusted brand; keeping pace with rapid technological developments; risks associated with the significant influence of our principal shareholders; the effect of regional epidemics or a global pandemic on our business; and other factors included in the “Risk Factors” in our Form 20-F and in other filings we make with the SEC, which are available at https://www.sec.gov. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events.

Paysafe Limited Condensed Consolidated Statements of Operations (unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
($ in thousands)	2024	2023	2024	2023
Revenue	$420,070	$414,541	$1,704,835	$1,601,138
Cost of services (excluding depreciation and amortization)	183,465	173,582	715,762	663,212
Selling, general and administrative	136,779	125,030	575,553	508,136
Depreciation and amortization	66,336	66,387	273,364	263,433
Impairment expense on goodwill and intangible assets	28	979	823	1,254
Restructuring and other costs	3,658	1,896	5,178	6,061
Loss on disposal of subsidiary and other assets, net	293	386	801	386
Operating income	29,511	46,281	133,354	158,656
Other income / (expense), net	19,465	(6,503)	21,475	13,081
Interest expense, net	(33,159)	(38,509)	(140,805)	(151,148)
Income before taxes	15,817	1,269	14,024	20,589
Income tax (benefit) / expense	(17,694)	13,398	(8,136)	40,840
Net income / (loss)	$33,511	$(12,129)	$22,160	$(20,251)

Net income / (loss) per share – basic	$0.55	$(0.20)	$0.36	$(0.33)
Net income / (loss) per share – diluted	$0.54	$(0.20)	$0.36	$(0.33)

Net income / (loss)	$33,511	$(12,129)	$22,160	$(20,251)
Other comprehensive income / (loss), net of tax of $0:
(Loss) / gain on foreign currency translation	(21,183)	12,805	(16,742)	14,330
Total comprehensive gain / (loss)	$12,328	$676	$5,418	$(5,921)

Paysafe Limited Consolidated Net Income / (Loss) per share

	Three Months Ended		Year Ended
	December 31,		December 31,
	2024	2023	2024	2023
Numerator ($ in thousands)
Net income / (loss) - basic	$33,511	$(12,129)	$22,160	$(20,251)
Net income / (loss) - diluted	$33,511	$(12,129)	$22,160	$(20,251)
Denominator (in millions)
Weighted average shares – basic	60.5	61.7	60.9	61.4
Weighted average shares – diluted	62.0	61.7	61.9	61.4
Net income / (loss) per share
Basic	$0.55	$(0.20)	$0.36	$(0.33)
Diluted	$0.54	$(0.20)	$0.36	$(0.33)

Paysafe Limited Condensed Consolidated Balance Sheets (unaudited)

($ in thousands)	December 31, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents	$216,683	$202,322
Customer accounts and other restricted cash	1,081,896	1,295,947
Accounts receivable, net of allowance for credit losses of $7,994 and $5,240, respectively	158,197	162,081
Settlement receivables, net of allowance for credit losses of $4,082 and $5,197, respectively	138,565	171,224
Prepaid expenses and other current assets	81,298	74,919
Total current assets	1,676,639	1,906,493
Deferred tax assets	91,304	77,273
Property, plant and equipment, net	24,297	17,213
Operating lease right-of-use assets	40,620	22,120
Derivative asset	5,502	10,427
Intangible assets, net	981,315	1,163,935
Goodwill	1,976,851	2,023,402
Other assets – non-current	12,806	6,838
Total non-current assets	3,132,695	3,321,208
Total assets	$4,809,334	$5,227,701

Liabilities and equity
Current liabilities
Accounts payable and other liabilities	$176,940	$202,699
Short-term debt	10,190	10,190
Funds payable and amounts due to customers	1,235,104	1,477,017
Operating lease liabilities – current	7,653	8,233
Income taxes payable	5,495	—
Contingent and deferred consideration payable – current	8,070	11,828
Liability for share-based compensation – current	2,126	2,701
Total current liabilities	1,445,578	1,712,668
Non-current debt	2,353,358	2,491,643
Operating lease liabilities – non-current	35,573	16,963
Deferred tax liabilities	91,570	111,705
Warrant liabilities	1,401	1,423
Liability for share-based compensation – non-current	2,268	3,108
Contingent and deferred consideration payable – non-current	325	6,878
Total non-current liabilities	2,484,495	2,631,720
Total liabilities	3,930,073	4,344,388
Commitments and contingent liabilities
Total shareholders' equity	879,261	883,313
Total liabilities and shareholders' equity	$4,809,334	$5,227,701

Paysafe Limited Condensed Consolidated Statements of Cash Flow (unaudited)

	Year Ended
	December 31,
($ in thousands)	2024	2023
Cash flows from operating activities
Net income / (loss)	$22,160	$(20,251)
Adjustments for non-cash items:
Depreciation and amortization	274,755	264,145
Unrealized foreign exchange (gain) / loss	(4,123)	411
Deferred tax (benefit) / expense	(33,187)	19,692
Interest expense, net	(10,122)	(2,642)
Share-based compensation	38,534	28,873
Other income, net	(10,159)	(20,515)
Impairment expense on goodwill and intangible assets	823	1,254
Allowance for credit losses and other	52,649	21,186
Loss on disposal of subsidiary and other assets, net	801	386
Non-cash lease expense	8,939	8,937
Movements in working capital:
Accounts receivable, net	(43,241)	(18,813)
Prepaid expenses, other current assets, and related party receivables	(11,582)	6,953
Accounts payable, other liabilities, and related party payables	(26,651)	(32,974)
Income tax (receivable) / payable	(5,792)	(22,620)
Net cash flows from operating activities	253,804	234,022
Cash flows in investing activities
Purchase of property, plant & equipment	(15,935)	(12,849)
Purchase of merchant portfolios	(8,778)	(30,735)
Other intangible asset expenditures	(95,783)	(89,319)
Receipts under derivative financial instruments	8,919	10,208
Cash outflow for merchant reserves	—	(24,400)
Cash inflow from merchant reserves	6,510	12,200
Other investing activities, net	(3,313)	(342)
Net cash flows used in investing activities	(108,380)	(135,237)
Cash flows from financing activities
Cash settled equity awards	—	(484)
Repurchases of shares withheld for taxes	(7,554)	(8,467)
Proceeds from exercise of warrants	—	5
Proceeds from employee share purchase plan	786	—
Purchase of treasury shares	(42,921)	—
Settlement funds - merchants and customers, net	(163,837)	(588,151)
Repurchase of borrowings	(92,278)	(167,424)
Proceeds from loans and borrowings	220,352	125,597
Repayments of loans and borrowings	(174,718)	(121,724)
Payment of debt issuance costs	(491)	—
Proceeds under line of credit	855,000	900,000
Repayments under line of credit	(865,000)	(900,000)
Contingent consideration received	—	300
Contingent and deferred consideration paid	(10,138)	(10,680)
Net cash flows used in financing activities	(280,799)	(771,028)
Effect of foreign exchange rate changes	(64,315)	43,317
Decrease in cash and cash equivalents, including customer accounts and other restricted cash during the period	$(199,690)	$(628,926)
Cash and cash equivalents, including customer accounts and other restricted cash at beginning of the period	1,498,269	2,127,195
Cash and cash equivalents at end of the period, including customer accounts and other restricted cash	$1,298,579	$1,498,269

	Year Ended
	December 31,
	2024	2023
Cash and cash equivalents	$216,683	$202,322
Customer accounts and other restricted cash, net	1,081,896	1,295,947
Total cash and cash equivalents, including customer accounts and other restricted cash, net	$1,298,579	$1,498,269

Non-GAAP Financial Measures

To supplement the Company’s condensed consolidated financial statements presented in accordance with generally accepted accounting principles, or GAAP, the company uses non-GAAP measures of certain components of financial performance. This includes Gross Profit (excluding depreciation and amortization), Adjusted EBITDA, Unlevered free cash flow, Adjusted net income, Adjusted net income per share, and Net leverage which are supplemental measures that are not required by, or presented in accordance with, accounting principles generally accepted in the United States (“U.S. GAAP”). Additionally, this release includes discussion of financial information that reflects the disposal of the Company's direct marketing payment processing business line.

Gross Profit (excluding depreciation and amortization) is defined as revenue less cost of services (excluding depreciation and amortization). Management believes Gross Profit to be a useful profitability measure to assess the performance of our businesses and ability to manage cost.

Adjusted EBITDA is defined as net income/(loss) before the impact of income tax (benefit)/expense, interest expense, net, depreciation and amortization, share-based compensation, impairment expense on goodwill and intangible assets, restructuring and other costs, loss/(gain) on disposal of a subsidiaries and other assets, net, and other income/(expense), net. These adjustments also include certain costs and transaction items that are not reflective of the underlying operating performance of the Company. Management believes Adjusted EBITDA to be a useful profitability measure to assess the performance of our businesses and improves the comparability of operating results across reporting periods.

Adjusted net income excludes the impact of certain non-operational and non-cash items. Adjusted net income is defined as net income/(loss) attributable to the Company before the impact of other non-operating income / (expense), net, impairment expense on goodwill and intangible assets, restructuring and other costs, accelerated amortization of debt fees, amortization of acquired assets, loss/(gain) on disposal of subsidiaries and other assets, share-based compensation, discrete tax items and the income tax (benefit)/expense on these non-GAAP adjustments. Adjusted net income per share is adjusted net income as defined above divided by adjusted weighted average dilutive shares outstanding. Management believes the removal of certain non-operational and non-cash items from net income enhances shareholders' ability to evaluate the Company’s business performance and profitability by improving comparability of operating results across reporting periods.

Unlevered free cash flow is defined as net cash flows provided by/used in operating activities, adjusted for the impact of capital expenditure, payments relating to restructuring and other costs and cash paid for interest. Capital expenditure includes purchases of property plant & equipment and purchases of other intangible assets, including software development costs. Capital expenditure does not include purchases of merchant portfolios. Management believes unlevered free cash flow to be a liquidity measure that provides useful information about the amount of cash generated by the business.

Net leverage is defined as net debt (gross debt less cash and cash equivalents) divided by the last twelve months Adjusted EBITDA. Management believes net leverage is a useful measure of the Company's credit position and progress towards leverage targets.

Management believes the presentation of these non-GAAP financial measures, including Gross Profit, Adjusted EBITDA, Unlevered free cash flow, Adjusted net income, Adjusted net income per share, and Net leverage when considered together with the Company’s results presented in accordance with GAAP, provide users with useful supplemental information in comparing the operating results across reporting periods by excluding items that are not considered indicative of Paysafe’s core operating performance. In addition, management believes the presentation of these non-GAAP financial measures provides useful supplemental information in assessing the Company’s results on a basis that fosters comparability across periods by excluding the impact on the Company’s reported GAAP results of acquisitions and dispositions that have occurred in such periods. However, these non-GAAP measures exclude items that are significant in understanding and assessing Paysafe’s financial results or position. Therefore, these measures should not be considered in isolation or as alternatives to revenue, net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP.

You should be aware that Paysafe’s presentation of these measures may not be comparable to similarly titled measures used by other companies. In addition, the forward-looking non-GAAP financial measure of Adjusted EBITDA provided herein have not been reconciled to the comparable GAAP measure due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations. We have reconciled the historical non-GAAP financial measures presented herein to their most directly comparable GAAP financial measures. A reconciliation of our forward-looking non-GAAP financial measures to their most directly comparable GAAP financial measures cannot be provided without unreasonable effort because of the inherent difficulty of accurately forecasting the occurrence and financial impact of the adjusting items necessary for such reconciliations that have not yet occurred, are out of our control, or cannot be reasonably predicted. For the same reasons, we are unable to address the probable significance of the unavailable information, which could be material to future results.

Reconciliation of GAAP Net Income / (Loss) to Adjusted EBITDA

	Three Months Ended		Year Ended
	December 31,		December 31,
($ in thousands)	2024	2023	2024	2023
Net income / (loss)	$33,511	$(12,129)	$22,160	$(20,251)
Income tax (benefit) / expense	(17,694)	13,398	(8,136)	40,840
Interest expense, net	33,159	38,509	140,805	151,148
Depreciation and amortization	66,336	66,387	273,364	263,433
Share-based compensation expense	3,519	5,812	38,534	28,873
Impairment expense on goodwill and intangible assets	28	979	823	1,254
Restructuring and other costs	3,658	1,896	5,178	6,061
Loss on disposal of subsidiaries and other assets, net	293	386	801	386
Other (income) / expense, net	(19,465)	6,503	(21,475)	(13,081)
Adjusted EBITDA	$103,345	$121,741	$452,054	$458,663

Reconciliation of Operating Cash Flow to Non-GAAP Unlevered Free Cash Flow

	Three Months Ended		Year Ended
	December 31,		December 31,
($ in thousands)	2024	2023	2024	2023
Net cash inflows from operating activities	$58,895	$61,592	$253,804	$234,022
Capital expenditure	(31,875)	(20,646)	(111,718)	(102,168)
Cash paid for interest	41,619	46,543	150,927	153,790
Payments relating to Restructuring and other costs	1,873	2,093	6,579	32,655
Unlevered Free Cash Flow	$70,512	$89,582	$299,592	$318,299
Adjusted EBITDA	103,345	121,741	452,054	458,663

Reconciliation of GAAP Gross Profit to Non-GAAP Gross Profit (excluding depreciation and amortization)

	Three Months Ended		Year Ended
	December 31,		December 31,
($ in thousands)	2024	2023	2024	2023
Revenue	$420,070	$414,541	$1,704,835	$1,601,138
Cost of services (excluding depreciation and amortization)	183,465	173,582	715,762	663,212
Depreciation and amortization	66,336	66,387	273,364	263,433
Gross Profit (1)	$170,269	$174,572	$715,709	$674,493
Depreciation and amortization	66,336	66,387	273,364	263,433
Gross Profit (excluding depreciation and amortization)	$236,605	$240,959	$989,073	$937,926

(1)
Gross Profit has been calculated as revenue, less cost of services and depreciation and amortization. Gross profit is not presented within the Company's consolidated financial statements.

Reconciliation of GAAP Net Income / (Loss) to Adjusted Net Income

	Three Months Ended		Year Ended
	December 31,		December 31,
($ in thousands)	2024	2023	2024	2023
Net income / (loss)	$33,511	$(12,129)	$22,160	$(20,251)
Other non operating expense / (income), net (1)	(18,018)	9,539	(12,594)	(3,313)
Impairment expense on goodwill and intangible assets	28	979	823	1,254
Amortization of acquired assets (2)	33,440	33,531	134,291	135,393
Restructuring and other costs	3,658	1,896	5,178	6,061
Loss on disposal of subsidiaries and other assets, net	293	386	801	386
Share-based compensation expense	3,519	5,812	38,534	28,873
Discrete tax items (3)	(21,131)	12,785	(13,104)	37,983
Income tax expense on non-GAAP adjustments (4)	(5,737)	(11,937)	(43,569)	(42,498)
Adjusted net income	$29,563	$40,862	$132,520	$143,888
(in millions)
Weighted average shares - diluted	62.0	61.7	61.9	61.4
Adjusted diluted impact	—	0.1	—	0.3
Adjusted weighted average shares - diluted	62.0	61.8	61.9	61.7

(1)
Other non-operating expense / (income), net primarily consists of income and expenses outside of the Company's operating activities, including, fair value gain / loss on warrant liabilities and derivatives, gain / loss on repurchases of debt, gain / loss on foreign exchange and the release of certain provisions.
(2)
Amortization of acquired asset represents amortization expense on the fair value of intangible assets acquired through various Company acquisitions, including brands, customer relationships, software and merchant portfolios.
(3)
Discrete tax items mainly represent (a) valuation allowance (benefit) / expense recorded on deferred tax assets representing a benefit of ($10,440) and an expense of $9,864 for the three months ended December 31, 2024 and 2023, respectively, and a benefit of ($1,900) and an expense of $25,397 for the year ended December 31, 2024 and 2023, respectively (b) measurement period adjustments which were ($11,059) and $4,629 for the three months ended December 31, 2024 and 2023, respectively, and ($11,441) and $8,829 for the year ended December 31, 2024 and 2023, respectively, and (c) discrete tax expense on share-based compensation, which would not have been incurred as share-based compensation expense is removed from adjusted net income, of $679 and $618 for the three months ended December 31, 2024 and 2023, respectively, and $3,206 and $4,595 for the year ended December 31, 2024 and 2023, respectively. The remaining discrete tax items mainly relate to the movement in uncertain tax provisions relating to prior years.
(4)
Income tax expense on non-GAAP adjustments reflects the tax expense on each taxable adjustment using the current statutory tax rate of the applicable jurisdiction specific to that adjustment.

Adjusted Net Income per Share

	Three Months Ended		Year Ended
	December 31,		December 31,
	2024	2023	2024	2023
Numerator ($ in thousands)
Adjusted net income - basic	$29,563	$40,862	$132,520	$143,888
Adjusted net income - diluted	$29,563	$40,862	$132,520	$143,888
Denominator (in millions)
Weighted average shares – basic	60.5	61.7	60.9	61.4
Adjusted weighted average shares – diluted (1)	62.0	61.8	61.9	61.7
Adjusted net income per share
Basic	$0.49	$0.66	$2.18	$2.34
Diluted	$0.48	$0.66	$2.14	$2.33

(1)
The denominator used in the calculation of diluted adjusted net income per share for the three months and year ended December 31, 2024 and 2023 includes the dilutive effect of the Company's restricted stock units.